VIA EDGAR	FOIA Confidential Treatment

Requested by TeleCommunication Systems, Inc.,

pursuant to

Rule 83 (17 C.F.R. § 200.83)

July 2, 2013

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TeleCommunication Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 1, 2013
Form 8-K Filed May 2, 2013
File No. 000-30821

Dear Ms. Collins:

This letter is submitted on behalf of TeleCommunication Systems, Inc. (the “Company”) in response to the comment letter dated June 7, 2013 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), to Thomas M. Brandt, Senior Vice President and Chief Financial Officer of the Company. For your convenience, each comment has been reproduced in italics below, together with the Company’s response thereto.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F. R. Section 200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter to the Staff and have requested confidential treatment for the redacted portions of this letter.

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 2

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1.	You state on pages 9 and 22 that you have strategic relationships with Alcatel-Lucent and Huawei as distribution channel partners. We are aware of publicly-available information indicating that Alcatel-Lucent and Huawei operate in Cuba, Sudan, and/or Syria. In addition, you state on page 11 that you sell directly in Latin America and Africa, and in the Contact section of your website that you operate in the Middle East. Latin America, Africa, and the Middle East are regions that can be understood to include Cuba, Sudan, and Syria, which are countries designated as state sponsors of terrorism by the State Department, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding any contacts with Cuba, Sudan, or Syria.

Please describe to us the nature and extent of any past, current, and anticipated contacts with Cuba, Sudan, and/or Syria, whether through direct or indirect arrangements. Include information regarding any products, components, equipment, technology, software, information, or services you have provided or anticipate providing, directly or indirectly, to the referenced countries, and any agreements, arrangements, or other contacts you have had, or intend to have, directly or indirectly, with the governments of those countries or entities they control.

Response: Based on the Company’s knowledge, neither it nor its subsidiaries or affiliates sell or receive, and have not in the past sold or received, products, technology or services from, nor have they otherwise engaged in any transactions that involved, customers based in or located in Cuba, Sudan, and/or Syria. Further, the Company does not plan to make any such sales or purchases or engage in any such transactions in the future, whether through subsidiaries, affiliates or other direct or indirect arrangements, and there are no agreements, commercial arrangements, or other contacts the Company has had with the governments of those countries, or to its knowledge, entities controlled by their governments. While the Company does business with Alcatel-Lucent and Huawei (each a “Counter-Party”) in some countries in Latin America, Africa and the Middle East, and may do business with each Counter-Party in additional countries in the future, the Company does not have, and does not currently anticipate having, any commercial or other relationships with either a Counter-Party or its affiliates, in Cuba, Sudan and/or Syria. Neither Counter-Party is an affiliate of the Company. Accordingly, the Company did not include any reference to any operations related to Cuba, Sudan or Syria in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”).

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 3

Item 1. Business

Intellectual Property Rights, page 12

2.	Please tell us the duration of the patents that you hold pursuant to Item 101(c)(1)(iv) of Regulation S-K and confirm that you will include this information in future filings. Also tell us what consideration you have given to discussing any risks from the expiration of your patents given that you monetize your intellectual property portfolio via patent sales and licensing of the technology.

Response: The Company acknowledges the Staff’s comments. The Company notes that Item 101(c) of Regulation S-K provides in pertinent part “[t]o the extent material to an understanding of the registrants’ business taken as a whole, the description of each such segment shall include the information specified in paragraphs (c)(1)(i) through (x) of this section.” The Company has conducted a review of the patents, patent applications or patent license agreements held by each of our business segments and has concluded that no single patent or group of patents, patent applications or patent license agreements is or are material to the Company’s operations so as to meet the requirements for discussion under Item (c)(1)(iv) of Regulation S-K. Accordingly, the Company does not believe that disclosure of the duration of the patents is required or would provide meaningful additional disclosure.

As noted in the Form 10-K, the Company maintains a large patent portfolio for which it is pursuing licensing opportunities as well as to protect its innovations. In most cases, revenue from a particular patent will decline from a decrease in demand for a mature product long before the expiration of pending or issued patents relating to the underlying technology in such products. The Company’s decision to cease maintaining a patent is determined on the importance of the patent in its current or future product offerings. To the extent that a patent is no longer used in the Company’s current products or is not expected to be used in its future products, the Company will cease maintaining a patent or otherwise let it expire.

Risk Factors

“Network failures, disruptions or capacity constraints in our third party data center...,” page 14

3.	Please tell us what consideration you have given to filing any agreements with your third party center facilities. See Item 601(b)(10) of Regulation S-K. It appears that you may be substantially dependent on the services of these third party data centers for the operation of your wireless applications business.

Response: Our agreements with third party data center facilities are of the type commonly made in the ordinary course of business by companies like us as contemplated by Item 601(b)(10)(ii). Specifically, Item 601(b)(10)(ii)(B) provides a distinct test for when a

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 4

company will be required to file a contract as an exhibit. Under this section, a company need not file a contract if the contract is such as ordinarily accompanies the kind of business conducted by the company, as such contracts are deemed to have been made in the ordinary course of business, and is one which the company’s business is not “substantially dependent.”

The Company’s agreement with third party data center facilities generally involve renting rack space and as further described in the risk factor, are engineered with redundant backup. We do not believe that our business is substantially dependent upon any one of these agreements. We manage our relationships with the providers of these data center facilities to minimize the risk of disruption and to enable us to continue to provide our wireless applications services seamlessly. We also do not believe that the termination of any one agreement would result in a material disruption of our operations as there are numerous other data center providers available to provide these services. In light of the foregoing, we do not believe that any of our agreements with our third party data center facilities providers are material and that our business is not “substantially dependent” upon any one agreement. Accordingly, we do not believe that any of the agreements need to be filed as exhibits. We will review the significance of these agreements on an ongoing basis and represent to the Staff that we will continue to assess our dependence upon such agreements and file such agreements if and when we determine that our business is then substantially dependent upon such agreements.

“Our wireless carrier partners may change the pricing...,” page 17

4.	Please tell us what consideration you have given to providing a description of the material terms of your agreement with Verizon Wireless, a customer from whom you generated 13% of your total revenues in fiscal year 2012. We note that you have disclosed on page 17 that you are required to give Verizon Wireless certain most favored customer pricing on specified products and in certain markets, but it appears that you should also disclose other material terms of your agreement with this significant customer, including but not limited to, the term and termination provisions of the agreement. Please also tell us what consideration you have given to filing your agreement with Verizon Wireless as an exhibit pursuant to Item 601(b)(10) of Regulation S-K. Finally, tell us, with a view toward disclosure, whether any individual agencies of the U.S. Government accounted for more than 10% of your total revenues in fiscal year 2012.

Response: Item 601(b)(10)(i) requires the filing of contracts not made in the ordinary course of business if they are “material” to the registrant. If an agreement is of the type that “ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries,” then such agreement need not be filed unless it falls within one of the enumerated exceptions in Item 601(b)(10)(ii). The only category that is relevant in this case

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 5

is clause (B), which requires the filing of any contract “upon which the registrant’s business is substantially dependent.” Therefore, in the case of an ordinary course agreement, even if such agreement is material to the registrant, such agreement need not be filed unless the registrant’s business is “substantially dependent” on such contract.

The Company respectfully advises the Staff that while the Company did generate 13% of its total revenue in fiscal year 2012 from units of Verizon Wireless (“Verizon Wireless”) (as disclosed in Note 20 in its Notes to Consolidated Financial Statements in the Form 10-K), this revenue was the result of [REDACTED]. Each of the agreements with Verizon Wireless was entered into by the Company in the ordinary course of business. In addition, none of these agreements contain cross-default provisions. While Verizon Wireless is a significant customer, our business is not substantially dependent upon any of these agreements. If the Company were to lose a particular Verizon Wireless contract, it believes that it could replace the business. Since our business is not substantially dependent on any of these agreements with Verizon Wireless, we do not believe that these agreements are required to be filed pursuant to Item 601(b)(10)(ii)(B). We will continue to review the significance of these agreements on an ongoing basis and represent to the Staff that we will continue to assess our dependence upon such agreements and file such agreements if and when we determine that our business is then substantially dependent upon such agreements. We also do not believe that any of these agreements are material to investors.

The Company has been selected as a prime vendor under several indefinite delivery, indefinite quantity defense contract vehicles, including the Army’s Global Tactical Advanced Communication Systems, the Defense Information Systems Agency’s Custom SATCOM Solutions, and the Army’s Worldwide Satellite Systems. By itself, being selected as a prime vendor does not guarantee the Company any revenue under these contracting vehicles. The Company competes with other companies for task orders under each of these contracting vehicles. As disclosed in Note 20 in the Notes to Consolidated Financial Statements in the Form 10-K, U. S. governmental agencies and departments accounted for approximately 44% of the Company’s revenue and about 35% of the Company’s receivables (billed and unbilled) as of December 31, 2012. The Department of Defense was the only agency of the U. S. government that generated revenue in excess of 10% of the Company’s total revenue for the fiscal year ended December 31, 2012. The Company does not have one agreement with the Department of Defense that resulted in the revenue earned by the Company for fiscal year ended December 31, 2012. Rather, dozens of separate task orders and contracts accounted for this amount and our business is not substantially dependent upon any one task order or contract. We do not believe that any of these task orders or contracts are required to be filed pursuant to Item 601(b)(10)(ii)(B). We will continue to review the significance of these task orders and contracts on an ongoing basis and represent to the Staff that we will continue to assess our dependence upon such task orders and contracts and file such agreements if and when we determine that our business is then substantially dependent upon such agreements. We also do not believe that any one task order or contract is material to our investors.

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 6

Item 3. Legal Proceedings, page 39

5.	You state that you cannot currently predict the outcome of certain referenced litigation and the resolutions could have a material effect on your consolidated results of operations, financial position or cash flows. The current disclosures do not provide meaningful information to investors, insofar as they do not address whether these claims are material to your company. Please tell us, with a view toward disclosure, whether these proceedings are material to your company and the basis for your conclusions. Refer to Item 103 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits that it makes disclosure of its material pending legal proceedings (and material proceedings known to be contemplated by governmental authorities) and material developments in such proceedings, as required by Item 103 of Regulation S-K. Consistent with ASC 450-20, the Company records a provision with respect to a claim, suit, investigation or proceeding when it is probable that a liability has been incurred and the amount of the loss can reasonably be estimated.

From time to time, the Company is also engaged in litigation matters for which we are unable to estimate a range of reasonably possible losses. Where that is the case with regard to a litigation matter discussed in the Company’s filings, we have provided an express statement to that effect in keeping with the requirements of ASC 450-20 in Item 3 of our 10-K. While some of the Company’s current litigation matters have been “on-going for extended periods,” we are not currently able to provide an estimate of the reasonably possible losses with respect to certain matters in our filings where we present this conclusion. Claims, suits, investigations and proceedings are inherently uncertain, and it is not possible to predict the ultimate outcome of these matters. Further, the Company is unable to provide such an estimate due to a number of other variables with respect to these claims, suits, investigations and proceedings, including considerations of the procedural status of the matter, the legal defenses available to the Company, the parties’ respective litigation strategies, and the ongoing discovery and development of information important to the matters. The Company’s management periodically assesses the pending patent claims and receives reports and updates from internal and external counsel on such matters. Based upon such a review, the Company respectfully advises the Staff that it is not currently involved in any material legal proceedings.

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 7

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 47

6.	You state that at the time of your annual goodwill impairment test, the fair value of your four reporting units significantly exceeded their carrying value. Please provide us with the percentage by which the fair value exceeded the carrying value for each of your reporting units at the time you performed your annual impairment test. Also, tell us how the aggregate fair value of your reporting units compared to the company’s market capitalization at such time. In addition, tell us how the company’s outstanding debt was factored into your analysis.

Response: The table below shows the fair value of the four reporting units that the Company used for valuation analysis relative to their carrying values at the time of the Company’s 2012 annual goodwill impairment test. The Company’s aggregate fair value was calculated as $[REDACTED] million versus a market capitalization as of the date of the impairment test of $137 million and the total carrying value, or book value, of its four reporting units of $[REDACTED] million.

The Company believes that its market capitalization at October 1, 2012 (the date of the valuation test) has been influenced by uncertainty regarding the Federal Government budgeting issues, including the impact of continuing resolutions and cuts due to sequestration, as well as potential effects on equity value that could result from the refinancing of the Company’s $103.5 million of Convertible Senior Notes maturing in 2014 that were outstanding on October 1, 2012. In addition, each of the reporting unit fair values include valuation comparisons to comparable other companies analyses, assuming [REDACTED]% control premiums, as one valuation method, and these control premiums are not reflected in the Company’s market capitalization.

($ millions)	Reporting Unit Fair Value	Reporting Unit Carrying / Book Value		Fair Value in Excess of Carrying Value (%)
Navigation & Telematics
Other Commercial
Government Solutions Group		[REDACTED	]
Cybersecurity
Total TCS

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 8

The Company calculated the net book value of each of its four reporting units excluding corporate assets and liabilities which are mainly cash, deferred taxes, and debt not specifically related to a reporting unit. Substantially all Company debt is corporate debt, and therefore is not allocated to reporting units for this purpose.

Results of Operations, page 52

7.	On page 16 you discuss the decrease in gross margin to the extent that your average cost per user declines. We also note a discussion on page 18 regarding circumstances that could lead to erosion in average revenue per user. Tell us your consideration to disclose the period over period change (or percentage change) in these metrics. Alternatively, tell us why you believe this information is not relevant to a discussion of changes in your wireless application business and location based service revenues, respectively. Similarly, we note that commercial services revenues are priced based on units serviced such as customer cell sites, number of connections to PSAPs or number of customer subscribers. Tell us whether you considered quantifying these metrics and incorporating them into your discussion regarding the changes in your commercial services revenues. For guidance, please refer to Section III.B of SEC Release No. 33-8350.

Response: The Company notes a variety of risk factors including those on Page 16 and 18 of the Form 10-K, including, as the Staff notes, circumstances which could lead to declines in revenue per user or gross margin per user. The Company does not disclose the specific metrics noted by the Staff as the Company does not consider per subscriber metrics to be material key performance indicators, does not calculate or internally report these metrics and does not utilize them in the management of the Company’s business. With regard to per cell site or per PSAP pricing, the Company enters into different customer pricing arrangements that make reporting of revenue and cost per unit not meaningful. The Company employs a variety of pricing models including platform charges not based on number of users, end-users having to opt-in or opt-out each month, and flat fee minimum charges. In addition, most of the Company’s direct cost of revenue is not variable based on the number of end-users, PSAPs, or cell towers. The Company also believes that the specific metrics cited by the Staff are not material to investors and that disclosing such metrics would put the Company at a competitive disadvantage when negotiating with customers and vendors.

8.	Throughout your discussion of the results of operations, you refer to various factors that have impacted your results without quantifying the impact of each factor. For example, you attribute the increase in commercial services revenues to lower volume from your navigation and locator applications and lower software maintenance, partially offset by the higher revenue in 9-1-1 services. As another example, you attribute the increase in general and administrative expenses to legal and professional costs associated with protection and

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 9

monetization of IP, accruals for variable compensation, incremental overhead and transaction expenses associated with the microDATA acquisition. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us whether you considered quantifying the sources of material changes and offsetting factors and provide us with an example of proposed revised disclosures that you will include in future filings beginning with your next Form 10-Q.

Response: The Company will enhance its disclosures in future filings in accordance with Section III.D of SEC Release No. 33-6835. For example, in describing the contributors to the decrease in commercial services revenue of $15.7 million from 2011 to 2012, the disclosure would be:

“Commercial services revenue in 2012 was $15.7 million or 9% lower than for 2011 due mainly to 23% lower volume from navigation and 5% lower software maintenance revenue, partially offset by 5% higher revenue from 9-1-1 services including $2.0 million from the acquired microDATA business.”

9.	We note from the discussion of your goodwill impairment analysis that in 2012 you received notice from a significant application customer of its intent to adjust pricing for TCS services. Please tell us when the actual adjustment was made; what impact it had on your operations for fiscal 2012; and how you anticipate this adjustment will impact your future operations. Also, tell us whether you expect any additional pricing adjustments by this or any other customer in the near future. Further, tell us whether you considered expanding MD&A to include a quantitative and qualitative discussion of any known trends or uncertainties facing your segments. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response: In mid-April 2012, the Company received notice that a significant customer was going to adjust its pricing for our navigation application services effective May 1, 2012. The approximate impact to EBITDA during 2012 was a decrease of [REDACTED]. The change in pricing will impact fiscal 2013 by [REDACTED]. The Company does not expect other material pricing adjustments that would indicate an impairment of the fair value of a reporting unit below its respective carrying amount at this time. In the normal course of business, the Company negotiates contract extensions with customers as contracts approach their end dates, and the terms of such new contracts may include pricing adjustments.

The Company gave consideration to expanding our MD&A to include a quantitative and qualitative discussion of any known trends or uncertainties facing our segments, and believes that it has complied with applicable SEC rules and interpretive releases. Following the navigation customer’s decision to adjust its pricing terms, the Company’s management

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 10

reviewed all navigation application contracts. The Company informs the Staff that its other navigation customers have different business models than the navigation application customer that adjusted its pricing, and the differences in business models prevent a similar adverse pricing adjustment. The Company does not believe the pricing adjustment by one customer constitutes a known trend or uncertainty that we reasonably expect will have a material unfavorable impact on net sales or revenues or income from continuing operations.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Income per Share, page F-15

10.	We note that you have both Class A and Class B Common Stock outstanding. Tell us what consideration you have given to the two-class method for computing basic and diluted earnings per share for each class of your common stock. We refer you to ASC 260-10-45-60B(d). To the extent that earnings per share would not differ under the two-class method, please revise your disclosures in future filings to indicate as such.

Response: The Company has two classes of common stock (Class A and B). The two classes of common stock share equally in dividends declared or accumulated and have equal participation rights in undistributed earnings. The Company does not have any participating securities as its restricted shares are not earning dividends. Therefore, our basic and diluted earnings per share are not impacted by the two class method of computing earnings per share.

Note 23. Commitments and Contingencies, page F-34

11.	We note your disclosures regarding indemnification obligations relating to certain patents. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for these matters, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) or state that such an estimate cannot be made. Please refer to ASC 450-20-50. Please provide us with the revised disclosures that you intend to include in your next filing.

Response: In accordance with ASC 450-20-50, the Company discusses in its commitments and contingencies footnote those matters for which it believes that the likelihood of a material loss is at least reasonably possible. In future periodic filings, if there is at least a reasonable possibility that a loss exceeding amounts already recognized may be incurred, the Company will include additional disclosure. For matters where the loss can be reasonably estimated, the Company will disclose (either individually or in the aggregate) an estimate or range of possible loss in excess of amounts accrued, if any (or, if applicable, will state that

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 11

the estimated possible loss is immaterial in lieu of providing quantified amounts). If the loss cannot be reasonably estimated, the Company will state that an estimate of the additional loss or range of loss cannot be made.

For example, subject to change based on facts and circumstances, in future filings the disclosure would include language similar to the following: “Due to the inherent difficulty of predicting the outcome of litigation and other legal proceedings and uncertainties regarding the Company’s existing litigation and other legal proceedings, the Company is unable to estimate the amount or range of reasonably possible loss in excess of amounts reserved. The Company’s assessments are based on estimates and assumptions that have been deemed reasonable by management, but that may prove to be incomplete or inaccurate, and unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions. Therefore, it is possible that an unfavorable resolution of one or more pending litigation or other contingencies could have a material adverse effect on the Company’s consolidated financial statements in a future fiscal period.”

If relevant facts and circumstances were to change in the future, the Company will consider the guidance in ASC 450-20-50 and provide appropriate updated disclosures in its future filings.

Item 11. Executive Compensation, page 69 (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed April 29, 2013)

Executive Compensation

Bonus Opportunity Plan Awards, page 27

12.	You reference certain non-GAAP financial measures in the context of your disclosure of compensation targets. Please note that in this context disclosure must be provided as to how non-GAAP financial measures are calculated from your audited financial statements. Refer to Instruction No. 5, to Item 402(b) of Regulation S-K.

Response: The Company will henceforth use the term “Adjusted EBITDA” to describe the metric previously labeled “EBITDA”. The Company has historically used two non-GAAP financial measures (EBITDA and adjusted net income) in addition to GAAP and non-financial metrics to determine annual incentive cash compensation for named executive officers. The Company’s proxy statement description of these measures is:

“adjusted net income/(loss) before depreciation , amortization of non-cash stock-based compensation, amortization of software development costs, property and equipment and other intangibles, and interest expense and other non-cash financing costs (collectively, “EBITDA”) and/or specific EBITDA targets for the operating unit within the executive’s control; adjusted net income; …”

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 12

The Company will use the following disclosure in future filings:

“Adjusted EBITDA is defined as net income/(loss) before (1) depreciation and amortization of property and equipment, (2) amortization of non-cash stock-based compensation, (3) amortization of capitalized software development costs, (4)amortization of acquired intangible assets, (5) impairment of goodwill and long-lived assets, if applicable, (6) interest and other income/(expense), and (7) benefit/(provision) for income taxes.”

“Adjusted net income is defined as net income/(loss) before (1) impairment of goodwill and long-lived assets, if applicable, (2) amortization of non-cash stock-based compensation, (3) amortization of acquired intangible assets, (4) amortization of deferred financing fees, and (5) non-cash tax expense.”

The Company will refer to and include non-GAAP reconciliations in its filings furnished to the SEC in its proxy statement disclosure.

Long-Term Equity Incentive Compensation, page 30

13.	You state that in setting individual grants, your Compensation Committee considers among other factors, the previous year’s individual performance of each Named Executive Officer. Please expand future disclosure to discuss the factors you consider when evaluating individual performance for this compensation element, and how each individual performed against these factors.

Response: The Company acknowledges the Staff’s comment and will comply with the Staff’s comments in future filings.

Form 8-K filed May 2, 2013

14.	We note your reconciliation of EBITDA within Exhibit 99.2 of your Form 8-K filed May 2, 2013. Please tell us why you refer to this measure as EBITDA when in addition to interest, taxes, depreciation and amortization, you also adjust for share-based compensation. Alternatively, tell us your consideration to refer to this measure as Adjusted EBITDA. We

275 West Street, Annapolis, MD 21401

www.telecomsys.com

CONFIDENTIAL TREATMENT REQUESTED BY TELECOMMUNICATION SYSTEMS, INC.	Ms. Kathleen Collins Securities and Exchange Commission July 2, 2013 Page 13

refer you to the guidance in Question 103.01 of the C&DI’s for non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. In addition in future filings, please revise to include a quantified breakdown of the individual non-cash charges included in your reconciliation.

Response: The Company notes the Staff’s comment and will refer to this amount as “Adjusted EBITDA” in future filings. The Company will also include a reconciliation of Adjusted EBITDA to net income in future quarterly earnings press releases.

*    *    *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate the Staff’s prompt reply to this letter and request that the Staff contact the undersigned at (410) 280-1224 or Mr. Wm. David Chalk, the Company’s corporate counsel at (410) 580-4120 with any questions or comments regarding this letter.

Respectfully submitted,

/s/ Thomas M. Brandt, Jr.

Senior Vice President and Chief Financial Officer

cc:	Megan Akst, SEC Staff Accountant
Wm. David Chalk, Esq., DLA Piper LLP (US)

275 West Street, Annapolis, MD 21401

www.telecomsys.com